UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 2, 2002



THE TITAN CORPORATION
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-6035   **95-2588754**
(Commission File No.)   (IRS Employer
                                              Identification No.)

3033 Science Park Road
San Diego, California 92121-1199
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: **(858) 552-9500**

Item 5. Other Events.

On August 2, 2002, the Company entered into a $50 million Senior Secured Credit Agreement with SureBeam Corporation, a Delaware corporation, in connection with the distribution of the Company's majority ownership of SureBeam to Titan stockholders (the "Spin-off"). The sole purpose for the filing of this current report on Form 8-K is to file certain exhibits to that Credit Agreement and other agreements entered into between the Company and SureBeam in connection with the Spin off of SureBeam on August 5, 2002. Those agreements are filed as exhibits to this 8-K.

Item 7. Financial Statements and Exhibits

(c)   Exhibits

10.1	Senior Secured Credit Agreement, dated as of August 2, 2002, between The Titan Corporation, as the Lender, and SureBeam Corporation, as the Borrower, including exhibits.
10.2	Tax Sharing and Disaffiliation Agreement dated as of August 2, 2002 between The Titan Corporation and the Company.
10.3	Employee Benefits Agreement dated as of August 2, 2002 between The Titan Corporation and SureBeam Corporation.
10.4	Reimbursement Agreement dated as of August 2, 2002 between The Titan Corporation and SureBeam Corporation.
10.5	Sub-sub-lease Agreement dated as of August 2, 2002 between The Titan Corporation, as Sublandlord, and SureBeam Corporation, as Subtenant, for certain space located at 2640 Murray Street, Sioux City, Iowa.
10.6	Sublease Agreement dated as of August 2, 2002 between The Titan Corporation, as Sublandlord, and SureBeam Corporation, as Subtenant, for certain space located at 9300 Underwood Avenue, Omaha, Douglas County, Nebraska 68114.
10.7	Sublease Agreement dated as of August 2, 2002 between The Titan Corporation, as Sublandlord, and SureBeam Corporation, as Subtenant, for certain space consisting of approximately 133 square meters and located at King Fahed Road, North to King Fahed Library, Olaya Area, Riyadh, Kingdom of Saudi Arabia, in the building commonly known as Abraj Atta'awuneya.
10.8	Sub-sub-lease Agreement dated as of August 2, 2002 between The Titan Corporation, as Sub-sublandlord, and SureBeam Corporation, as Subtenant, for certain space located at 6780 Sierra Court, Suite A, Dublin, California.
10.9	Sub-sub-lease Agreement dated as of August 2, 2002 between The Titan Corporation, as Sublandlord, and SureBeam Corporation, as Subtenant, for certain space located at 6780 Sierra Court, Suite R, Q, L and O, Dublin, California.

THE TITAN CORPORATION
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 14, 2002   THE TITAN CORPORATION

By: /s/ NICHOLAS J. COSTANZA

Nicholas J. Costanza
Senior Vice President,
General Counsel and Secretary